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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.                     )*



                           THE MIDDLEBY CORPORATION
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                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
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                            (Title of Class of Securities)

                                  596278-10-1
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                                (CUSIP Number)

           John J. Hastings, 1400 Toastmaster Drive, Elgin, IL  60120
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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                                     SCHEDULE 13D

CUSIP NO. 596278-10-1                                      PAGE   2 OF 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laura B. Whitman


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /   /
                                                           (b) / X /


3   SEC USE ONLY


4   SOURCE OF FUNDS*

         Not Applicable


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    /   /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


                   7    SOLE VOTING POWER
 NUMBER OF
   SHARES                    242,375
BENEFICIALLY
  OWNED BY
    EACH           8    SHARED VOTING POWER
  REPORTING
   PERSON                    300,000
    WITH

                   9    SOLE DISPOSITIVE POWER

                             242,375


                   10   SHARED DISPOSITIVE POWER

                             300,000


11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                             542,375


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*               /  /


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.4%


14                      TYPE OF REPORTING PERSON *

                             IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER.

    The title and class of equity securities to which this statement on
Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, IL 60120.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Name: Laura B. Whitman, in her individual and fiduciary capacities.

    (b) Residence or Business Address: Ms. Whitman's business address is Christie's, 502 Park Avenue, New York, NY 10028.

    (c) Ms. Whitman is a specialist in Chinese paintings at Christies in New York, a position she has held since 1995.

    (d) During the past five years, Ms. Whitman has not been convicted in a criminal proceeding.

    (e) During the last five years, Ms. Whitman has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Citizenship:   U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On June 22, 1997, Ms. Whitman became entitled to receive a distribution from a trust established for her benefit in 1978. The amount of such distribution was 218,625 Shares. Also on such date, Ms. Whitman became a co-trustee of another trust which was established for her benefit in 1990. The 1990 trust holds a total of 300,000 Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

    The trusts described in Item 3 above were created for donative and estate planning purposes. All Shares are held for investment purposes only, in accordance with the terms of the governing instruments and not for the purpose of effecting any change in the management and control of the Company.
 Ms. Whitman has no present plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a)   Ms. Whitman holds Shares as co-trustee as follows:

              NAME                                            NUMBER OF SHARES
              ----                                            ----------------
          Robert R. Henry and Laura B. Whitman, Co-Trustees
          U/T/A dated 12/20/90
          F/B/O Laura B. Whitman                                   300,000

    In addition to the 300,000 Shares held by Ms. Whitman as co-trustee, following the trust distribution described in Item 3 Ms. Whitman directly owns 238,625 Shares in her individual capacity and 3,750 Shares pursuant to presently exercisable options, for a total beneficial ownership of 542,375 Shares, or approximately 6.4% of the outstanding Shares of the Company.


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    (b)   Ms. Whitman has sole disposition and voting power with respect to
242,375 of the Shares described in (a) above and shared disposition and voting power with respect to the 300,000 Shares which are in the 1990 trust referenced above, of which Ms. Whitman is also the beneficiary.

    (c) The only transactions involving the Shares of the Company by Ms. Whitman during the past 60 days were the distribution from the 1978 trust and her appointment as co-trustee of the 1990 trust, described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.




                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 25, 1997







                        By:   /s/ Laura B. Whitman
                            --------------------------------------------------
                            Laura B. Whitman, individually and as Co-Trustee U/T/A dated December 20, 1990 F/B/O Laura B. Whitman


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